Exhibit 3.2

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A NON-DELAWARE CORPORATION
TO A DELAWARE CORPORATION
PURSUANT TO SECTION 265 OF THE
DELAWARE GENERAL CORPORATION LAW

1.	The jurisdiction where the Non-Delaware Corporation first formed is the State of Florida.

2.	The jurisdiction immediately prior to filing this Certificate is the State of Florida.

3.	The date the Non-Delaware Corporation first formed is August 9, 2001.

4.	The name of the Non-Delaware Corporation immediately prior to filing this Certificate is “Puda Coal, Inc.”

5.	The name of the Corporation as set forth in the Certificate of Incorporation is “Puda Coal, Inc.”

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation has executed this Certificate on the ______ day of _________, A.D. 2009.

By:

Name:	Qiong Wu

Title:	Chief Financial Officer